

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2015

Via E-mail
Ryan C. Farris
President
Ally Auto Assets LLC
200 Renaissance Center
Detroit, MI 48265

> **Re: Ally Auto Assets LLC**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed August 14, 2015**
> **File No. 333-204844**

Dear Mr. Farris:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2015 letter.

Registration Statement on Form SF-3

General

1.   Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Asset Representations Review, page 44

2.   We note your disclosure that noteholders holding at least 5% of the outstanding aggregate principal balance of the notes may initiate a vote for an asset representations review. We further note your disclosure on page 80 that, because the notes are in book-entry form, "[a]ll references in this prospectus to actions by noteholders refer to actions taken by DTC…" Please revise your disclosure to make clear that investors (i.e., beneficial owners) will be able to initiate a vote for an asset representations review. Please make conforming changes throughout the document, including in the voting section on page 46.

Voting, page 46

3.   Please confirm that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release (stating "the maximum percentage of investors' interest in the pool required to initiate a vote may not be greater than 5% of the total investors' interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)").

4.   We note your disclosure that "[w]ithin [45] days of publication that the delinquency trigger has been met… the noteholders may determine whether or review of 60 day or more delinquent receivables should be initiated by the asset representations reviewer" and "[t]he indenture trustee will allow noteholders to vote for at least [45] days." Depending upon the dates selected, a narrow time window could make it difficult for investors to use the shelf investor communication mechanism in connection with the asset review vote. Please revise, as appropriate, to ensure that investors will be able to use the investor communication mechanism or advise.

The Asset Representations Review, page 46

5.   We note your response to comment 6. We further note your disclosure on page 47 that, "[t]he transaction documents require that any breach of the representations and warranties must materially and adversely affect the interest of the noteholders [or the certificateholders] before the sponsor or the depositor would be required to repurchase such receivables." (emphasis added) Please revise your disclosure to confirm that an investor, through the appropriate medium, can make a repurchase request whether or not the sponsor or depositor make a determination that the breach materially and adversely affects the interest of the noteholders.

Dispute Resolution, page 47

6.   We note your response to comment 14 and your revised disclosure including "noteholders" as part of the group that may utilize the dispute resolution provision. As indicated in our comment 2 above, please revise your disclosure to describe how investors (i.e., beneficial owners) may utilize the dispute resolution provision. Also

explain the process they will use to notify the transaction parties of a repurchase request and a referral to dispute resolution, if such process is different from the process used by noteholders through DTC.

7.   We note your disclosure that limits the use of the dispute resolution provision to "breach of a representation or warranty related to a receivable made by the depositor or the sponsor in the transaction documents, which <u>materially and adversely </u>affects the interest of the noteholders [or the certificateholders] in the related receivable…" (emphasis added). Please provide us with an analysis of how the "materially and adversely" limitation is consistent with the shelf eligibility dispute resolution provision. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 ABS Adopting Release ("…investors should be able to utilize the dispute resolution … for those requests in which investors believe that the resolution offered by the sponsor does not make them whole).

8.   We note your disclosure that, "[i]n the event that the asset representations reviewer determines that the representations and warranties related to a receivable have not failed, any repurchase request related to that receivable will be deemed to be resolved and that receivable may not be subject to a dispute resolution proceeding." This part of your dispute resolution provision appears inconsistent with the shelf eligibility requirement. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 ABS Adopting Release ("…while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision.).

Credit Risk Retention, page 79

Retained Eligible Horizontal Interest, page 79

9.   We note that, in calculating the fair value of the residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407) (Oct. 22, 2014), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please revise or tell us why you believe an assumption of a constant prepayment rate is appropriate here.

10.   Please revise to disclose material terms of the eligible horizontal cash reserve account or include a cross-reference to where that disclosure can be found. Please refer to Rule 4(b) and Rule 4(c)(1)(iii) of Regulation RR.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3676, or me, at (202) 551-3850, with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

Cc: Matthew R. Hays
        Kirkland & Ellis LLP